UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

APOLLO GLOBAL MANAGEMENT, InC.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

03769M 106
(CUSIP Number)

c/o Elysium Management LLC 445 Park Avenue, Suite 1401 New York, NY 10022 (646) 589-8607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03769M 106	SCHEDULE 13D	Page 2 of 4

1	NAME OF REPORTING PERSON Heritage Trust u/a/d 11/12/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,643,280
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 11,643,280
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,643,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 570,921,096 shares of common stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the “Issuer”) issued and outstanding as of January 6, 2022, as provided to the Reporting Person by the Issuer.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 3 of 4

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is being filed with the Securities and Exchange Commission (the “Commission”) by the Heritage Trust u/a/d 11/12/2018, a trust organized under the laws of New York (the “Heritage Trust” or the “Reporting Person”), relating to the shares of the common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 is being filed to reflect additional arrangements entered into by the Reporting Person with respect to the Common Stock as described under Item 6. This Schedule 13D is hereby amended as follows:

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

No material change. The information set forth under Item 6 below is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

No material change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Amendment No. 1, a total of 10,715,000 of the shares of Common Stock beneficially owned by the Reporting Person are held in a margin account subject to a standard margin loan arrangement. The Reporting Person does not have any current intention to sell any of such shares.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2022

Heritage Trust u/a/d 11/12/2018

By:	/s/ Barry J. Cohen
Name: Barry J. Cohen
Title: Attorney-in-Fact

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).